Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, N.Y. 10010-3629

Lehman Brothers Inc.

745 Seventh Avenue

New York, N.Y. 10019

July 17, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	hhgregg, Inc. Registration Statement No. 333-142181

Ladies and Gentlemen:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, we hereby join hhgregg, Inc. in requesting that the effective date for such Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. Eastern Standard Time on July 19, 2007, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, please be advised that between July 9, 2007 and July 17, 2007, as of 12:00 p.m. Eastern Time, the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated July 9, 2007:

Underwriters	11,290
Institutions	960
Total copies:	12,250

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934.

Very truly yours,

BY:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ David N. Frank

Name: David N. Frank
Title: Managing Director

BY:	LEHMAN BROTHERS INC.

By:	/s/ Arlene Salmonson

Name: Arlene Salmonson
Title: Vice President

As representatives for the several participating underwriters.